EXHIBIT 11


            COMPUTATION OF PER SHARE EARNINGS

                                                      Three Months
                                           March 25, 1999       March 25, 1998
                                           --------------       --------------
    Net Income                               $4,515,000            $7,651,000



   Shares used to compute
      earnings per share - Basic             19,290,368            19,269,244


   Earnings Per Share - Basic                     $0.23                 $0.40




   Shares used to compute
      earnings per share including
      common stock equivalents - Diluted     19,408,090            19,399,576


   Earnings Per Share - Diluted                   $0.23                 $0.39


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